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                                December 1, 2004


VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

Attention:  Pamela Long

                  Re:   Masco Corporation
                        Registration Statement on Form S-4
                        File No. 333-120452
                        Schedule TO-I
                        File No. 5-10569

Dear Ms. Long:

         Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Masco Corporation (the "Company") in the letter dated November 24, 2004 (the "Comment Letter") addressed to the undersigned.

         On behalf of the Company, I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers referenced by the Company in this letter refer to the page numbers contained in the Amendment.

GENERAL

1. We note that the terms of the new notes are substantially similar to those of the old notes, except that you have changed the conversion feature so that Masco may account for the new notes under the treasury stock method (but carry over the holding period for the old notes). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.

       The old notes were issued in a registered offering pursuant to a prospectus supplement initially filed with the SEC on July 16, 2001 and amended on

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       July 18, 2001, to the prospectus contained in the Company's effective
       Registration Statements on Form S-3 (Registration Nos. 333-40122 and 333-58034).

REGISTRATION STATEMENT COVER PAGE

2. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

       The undersigned respectfully submits that any attempt to identify the number of shares issuable upon conversion in the Form S-4 would be arbitrary and inconsistent with the practice of the Company, other issuers and the SEC.

       Upon conversion of the new notes, the Company will deliver, in respect of each $1,000 principal amount at maturity of new notes cash in an amount equal to the lesser of (i) the accreted value of each new note to be converted and (ii) the "conversion value," which is equal to (A) the applicable conversion rate multiplied by (B) the applicable stock price. See the section of the Form S-4 entitled, "Description of the New Notes--Conversion Settlement."

       In addition, if the conversion value is greater than the accreted value of each new note, i.e., the option is "in the money," the Company may, at its option, deliver shares of common stock, cash or a combination of cash and stock with a value equal to the amount the option is in the money (the "net share amount"). Currently, the option is "out of the money," and if the new notes were converted, the Company would deliver cash only to settle its obligations with respect to the new notes as described in the preceding paragraph. As described above, if the new notes are in the money at some time in the future, the Company may, at its option, elect to settle its obligations in respect of the net share amount by delivering cash and if the Company elected to settle all or part of its obligations in respect to the net share amount in shares of common stock, the number of shares issuable would depend on the future price of the Company's common stock.

       For the reasons outlined above, the undersigned respectfully submits that any attempt to identify the number of shares issuable upon conversion in the Form S-4 would be arbitrary and inconsistent with the practice of the Company, other issuers and the SEC.

3. Please register the rights that would be attached to shares of common stock issuable upon conversion of the new securities. Ensure that counsel's

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       legality opinion covers the enforceability of the company's obligations under the rights as well.

       The requested revision has been made to the Registration Statement Cover Page. The undersigned's legality opinion has been revised to cover the preferred stock purchase rights that accompany shares of common stock of the Company and has been filed to the Amendment as Exhibit 5.

SUMMARY, PAGE 2

4. We note your disclosure that the tax consequences of the exchange are unclear. Please disclose the name of any tax counsel from whom you have sought an opinion, or whose advice you have relied upon.

       The requested revisions have been made to the sections of the Form S-4 entitled, "Summary--Material United States Tax Considerations" on page 2 and "Material United States Tax Considerations" beginning on page 50.

MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND NEW NOTES, PAGE 4

5. Revise this section to include information about when the Old Notes were issued, and their maturity date.

       The requested revision has been made to the section of the Form S-4 entitled, "Material Differences Between the Old Notes and New Notes" on page 4 by adding the following disclosure: "The old notes were issued in a registered offering on July 20, 2001 and have a maturity date of July 20, 2031." The undersigned would note that the maturity date of the old notes and the new notes are the same, i.e., July 20, 2031.

FORWARD-LOOKING INFORMATION, PAGE 15

6. The last sentence in the first paragraph of this section appears to be inconsistent with your obligation to update information presented in the offer materials, should that information change materially. See Rule 13e-4(c)(3). Please revise.

       The last sentence of the first paragraph in the section of the Form S-4 entitled "Special Note Regarding Forward-Looking Statements" has been deleted. If there occurs any material change to the information set forth in the Schedule TO, the Company will file an amendment to the Schedule TO disclosing such change.

THE EXCHANGE OFFER, PAGE 21

Purpose of the Exchange Offer, page 21



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7.     Please revise to indicate why you are seeking to undertake the exchange offer at this time as opposed to other times since the issuance of the old notes.

       The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer" on page 21.

       The purpose of the exchange offer is to change certain terms of the old notes, including the type of consideration the Company will pay to holders of old notes who convert their old notes. As a result, the number of shares of the Company's common stock deemed to be outstanding for calculating diluted earnings per share will not be increased for the shares issuable upon the conversion of the new notes unless the closing sale price of the Company's common stock exceeds the base conversion price. This method of calculating diluted earnings per share is called the "treasury stock" method and will reduce dilution in the Company's calculation of earnings per share.

8. Please revise in the second to last bulleted paragraph on page 21 to indicate that the unaccepted notes will be returned "promptly" and not "promptly as practicable." You will also need to revise similar disclosure on page 25.

       The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer" on pages 21 and 25.

IMPORTANT RESERVATION OF RIGHTS REGARDING THE EXCHANGE OFFER, PAGE 22

9. We note your disclosure in the third bulleted paragraph that you reserve the "absolute right to waive any defects or irregularities or conditions. . . . including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer." Please revise this sentence to clarify that if you waive a condition to the offer that you waive it for all shareholders. Please make a similar revision to Instruction 7 of the Letter of Transmittal. See Rule 13e-4(f)(8).

       The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer" on page 22 and Instruction 7 of the Letter of Transmittal by adding the following disclosure: "If we waive any condition with respect to any tendering holder, we will waive it for all holders."

CONDITIONS TO THE EXCHANGE OFFER, PAGE 22

10. The first condition states that you may determine in your "sole discretion" whether the offer condition has occurred. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer


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       condition in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

       The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer" on page 22 by replacing the words "sole discretion" with "sole reasonable discretion."

11. All offer conditions must be clearly set forth in the offer to exchange so that a shareholder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the contemplated benefits of your offer are (see the first condition appearing at the top of page 23). Please expand to describe them.

       The requested revision has been made to the fourth bullet in the second section of the Form S-4 entitled "The Exchange Offer--Conditions to the Exchange Offer" on page 23 by including a cross reference to the section of the Form S-4 entitled, "The Exchange Offer--Purpose of the Exchange Offer."

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES, PAGE 25

12. We note your disclosure in the last bulleted paragraph about terminating the offer in your "sole discretion." Please revise to confirm that Masco does not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

       The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer" on page 25 by clarifying that the Company does not intend to terminate the exchange offer except "as the result of the failure of any condition described in "--Conditions to the Exchange Offer."

WITHDRAWAL RIGHTS, PAGE 26

13. Please revise to disclose the withdrawal rights that are available to holders pursuant to Rule 13e-4(f)(2)(ii).

       The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer" on page 26 by providing that holders can withdraw their tender of old notes, "if not yet accepted for payment, after the expiration of 40 business days from the commencement of the exchange offer."

FEES AND EXPENSES, PAGE 27



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14.    It appears that you will pay soliciting dealer fees or commissions based on the number of securities tendered into this exchange offer. Please be aware that we object to such fees as a violation of Rule 13e-4(f)(8)(ii) when paid for securities tendered for the dealer manager's own account.

       The Company is aware of the SEC's position and confirms that neither dealer manager will receive any soliciting dealer fee or commission in respect of securities tendered for either dealer manager's own account. The section of the Form S-4 entitled, "The Exchange Offer--Fees and Expenses" has been revised to reflect this understanding.

MATERIAL UNITED STATES TAX CONSEQUENCE, PAGE 50

15. Given that you have obtained a tax opinion, please revise the prospectus' tax discussion to identify tax counsel and to state that the discussion is counsel's opinion.

       The requested revision has been made to the section of the Form S-4 entitled "Material United States Tax Consequences" beginning on page 50.

16. Revise this section and the Risk Factors section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences "should" be or "are more likely than not" to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Finally, revise the risk factor on page 14 to clarify the risks involved in this uncertainty. Currently, the risk factor does not specify the potentially negative tax consequences of the transaction.

       The requested revisions have been made to the sections of the Form S-4 entitled "Risk Factors" on page 14 and "Material United States Tax Consequences" beginning on page 50.

SIGNATURES

17.    Please revise to identify your chief accounting officer.

       The chief accounting officer was and is identified on the signature page above Mr. Timothy Wadhams' conformed signature.

EXHIBIT 99.1 - LETTER OF TRANSMITTAL

18. Your letter improperly asks security holders to acknowledge that they have "read. . . all of the terms of the Exchange Offer." Please revise to delete the


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       requirement that security holders certify that they have "read" the offer terms. Alternatively, amend the letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability.

       The requested revision has been made to Letter of Transmittal by deleting the requirement that security holders certify that they have "read" the offer terms. The Letter of Transmittal will be revised and recirculated to security holders.

SCHEDULE TO

19. Please revise Item 10 to include the information required by Item 1010(c) of Regulation M-A.

       The requested revision to the Schedule TO has been made by adding the following line items to the section of the Form S-4 entitled "Selected Consolidated Financial Data": (i) income from continuing operations to the Statement of Income Data and (ii) total current assets, total non-current assets, total current liabilities and total non-current liabilities to the Balance Sheet Data. With these additions, the summarized financial information specified in Item 1010(c)(1) of Regulation M-A has been provided.

       The undersigned would note that (i) the information specified in Item 1010(c)(2) and (3) of Regulation M-A was and is provided in the section of the Form S-4 entitled "Selected Consolidated Financial Data", (ii) the information specified in Item 1010(c)(4) of Regulation M-A was and is provided in the section of the Form S-4 entitled "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends" and (iii) the information specified in Item 1010(c)(5) and (6) of Regulation M-A was and is provided in Item 10(a)(4) and 10(b) of the Schedule TO, respectively, and the undersigned respectfully submits that repeating this disclosure would be unnecessarily duplicative and potentially confusing to investors.

FORM T-1

20. Exhibit 6 refers to an indenture between Argosy Gaming Company and J.P. Morgan Trust Company. Please revise to reflect the indenture with Masco Corporation or advise us supplementally.

       The requested revision has been made to Exhibit 6 to the Form T-1 and a revised Form T-1 has been filed as an exhibit to the Amendment.


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         Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact Bruce Dallas at (650) 752-2022 or Michael Nordtvedt at (650) 752-2043.

                                     Yours very truly,


                                     John R. Leekley
                                     Senior Vice President
                                     and General Counsel

cc:      Bruce Dallas


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